UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D‑9
(Rule 14d‑101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

DOVA PHARMACEUTICALS, INC.
(Name of Subject Company)

DOVA PHARMACEUTICALS, INC.
 (Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

25985T 10 2
(CUSIP Number of Class of Securities)

Marc Banjak
General Counsel
Dova Pharmaceuticals, Inc.
240 Leigh Farm Road, Suite 245
Durham, North Carolina 27707
(919) 748-5975
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.
Darren DeStefano, Esq.
Cooley LLP
101 California Street, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 11, 2019 and amended on November 1, 2019, relating to the tender offer (the “Offer”) by Dragonfly Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), to purchase all of the issued and outstanding shares of Dova’s common stock, par value $0.001 per share (each such share, a “Share,” and collectively, the “Shares”) at an offer price of (i) $27.50 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR,” and, together with the Cash Amount or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), which will represent the right to receive $1.50, without interest and subject to any withholding taxes, upon the achievement of a specified milestone (the “Milestone Payment”), pursuant to the terms of the Contingent Value Rights Agreement substantially in the form attached as Annex II to the Merger Agreement (the “CVR Agreement”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection immediately before the heading “Cautionary Statements Regarding Forward-Looking Statements” of the Schedule 14D-9:

“Final Results of the Offer

The Offer and any withdrawal rights thereunder expired one minute following 11:59 p.m., Eastern Time, on November 8, 2019 and was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Sobi and Purchaser that, as of such time, an aggregate of 26,312,870 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 91.2% of the aggregate voting power of the Shares then outstanding. The Depositary also advised that, as of such time, Notices of Guaranteed Delivery had been delivered with respect to 1,393,166 Shares, which Shares represent approximately 4.8% of the aggregate voting power of the Shares then outstanding.

Following the satisfaction of the Minimum Condition and the consummation of the Offer, the remaining conditions to the Merger were satisfied or waived and, on November 12, 2019, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of DGCL, Purchaser merged with and into Dova with Dova continuing as the surviving corporation and an indirect wholly owned subsidiary of Sobi. In the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by (i) Dova or any of its subsidiaries (including any Shares held in treasury), Sobi or Purchaser or any other direct or indirect wholly owned subsidiary of Sobi or (ii) any Dova stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, had neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) and not validly tendered and accepted pursuant to the Offer was automatically converted into the right to receive the Offer Price, without interest thereon. The Shares will be delisted from the NASDAQ Global Market and will be deregistered under the Exchange Act.

On November 9, 2019 and November 12, 2019, Sobi issued press releases announcing the expiration and results of the Offer and the consummation of the Merger, respectively. Those press releases are attached as Exhibits (a)(5)(D) and (a)(5)(E), respectively, and are incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(D)	Press Release, dated November 9, 2019 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO)
(a)(5)(E)	Press Release, dated November 12, 2019 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVA PHARMACEUTICALS, INC.

	By:	/s/ Marc Banjak
	Name:	Marc Banjak
	Title:	General Counsel
Dated: November 12, 2019